Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k), the undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to common stock, par value of $0.00001 per share, of Empery Digital Inc. is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning such person contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person knows or has reason to believe that such information is inaccurate.

Dated this 15th day of May, 2026.

Winklevoss Capital Fund, LLC
By: Winklevoss Capital Management, LLC, Its Manager

By: /s/ Cameron Howard Winklevoss
         Name: Cameron Howard Winklevoss
         Title: Manager

Winklevoss Capital Management, LLC

By: /s/ Cameron Howard Winklevoss
         Name: Cameron Howard Winklevoss
         Title: Manager

Tyler Howard Winklevoss

By: /s/ Tyler Howard Winklevoss
         Name: Tyler Howard Winklevoss

Cameron Howard Winklevoss

By: /s/ Cameron Howard Winklevoss
         Name: Cameron Howard Winklevoss

Birch Lane Capital LLC
By: Winklevoss Capital Fund, LLC, Its Sole Member
By: Winklevoss Capital Management, LLC, Its Manager

By: /s/ Cameron Howard Winklevoss
         Name: Cameron Howard Winklevoss
         Title: Manager